

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 3, 2017

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
204 E. High Street
Charlottesville, VA 22902

   Re: Adial Pharmaceuticals, Inc.
     Amendment No. 1 to
     Draft Registration Statement on Form S-1
     Submitted June 21, 2017
     CIK No. 0001513525

Dear Mr. Stilley:

   We have reviewed your amended draft registration statement and have the following comment.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Exhibits

1. Please file the following agreements as exhibits to the registration statement or explain why each one is not required to be filed pursuant to Regulation S-K, Item 601:
   - The agreement, referenced on page F-26, governing the consulting services provided to you by your Board Chairman;
   - The April 25, 2016 consulting agreement with your Chief Operating/Chief Financial Officer, referenced on page F-31;
   - The October 27, 2016 consulting agreement, referenced on page F-31; and
   - Your Performance Bonus Plan, referenced on page F-30 and elsewhere in the prospectus.

For additional guidance, as applicable, please refer to Compliance Disclosure Interpretations, Regulation S-K, Q. 146.04.

You may contact Rolf Sundwall at (202) 551-3105 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Leslie Marlow, Esq.
        Gracin & Marlow, LLP